ROYALE ENERGY, INC.

7676 Hazard Center Drive

Suite 1500

San Diego, California 92108

Telephone: 619.881.2800

Fax: 619.881.2899

March 6, 2009

VIA FAX AND

EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Norman Gholson
Mail Stop 7010
RE:	Royale Energy, Inc.

Registration Statement on Form S-4

File No. 333-155662

Dear Mr. Gholson:

Royale Energy, Inc., has terminated its proposed exchange offer for shares of common stock of Aspen Exploration, Inc., which was the subject of the referenced Form S-4. Accordingly, on behalf of Royale Energy, Inc., we request that the registration statement (File No. 333-155662) be withdrawn.

We have also filed an amendment to Schedule TO stating that the proposed exchange offer has been terminated.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Stephen M. Hosmer

Stephen M. Hosmer

Co-President, Co-Chief Executive Officer

and Chief Financial Officer

Cc:	H. Roger Schwall